

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 22, 2012

VIA U.S. MAIL AND FACSIMILE

Kenneth W. Reitz
Associate General Counsel
TIAA-CREF Life Insurance Company
8500 Andrew Carnegie Blvd.
Charlotte, North Carolina 28262

> Re: TIAA-CREF Life Separate Account VLI-2
> M Intelligent VUL Policy
> Initial Registration Statement on Form N-6
> File Nos. 333-179272; 811-22659

Dear Mr. Reitz:

The staff has reviewed the above-referenced registration statement, which the Commission received on January 31, 2012. We provided the registration statement a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the marked courtesy copy of the registration statement, provided to the staff.

1. **General**

a. Please note that the filing has material information missing. Please confirm that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration statement.

b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

c. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

d. Please confirm that all capitalized terms that are defined in the included Glossary or elsewhere in the prospectus are used consistently. It appears that some terms (for example, "issue age" in footnote 1 to the fee table on p. 4, "target premium" in the fee table on p. 6, and "surrender charge," "cash surrender value," and "target premium" on p. 36) are sometimes capitalized, and sometimes not.

2. Policy Benefits and Risks Summary

a. *Changing the Face Amount (p. 2):* Please replace the term "BSA" with "BFA."

b. *Transfers and Loans (p. 2):* Please make clear that the interest rate charged and the loan account interest rate earned are current percentages, and not guaranteed percentages.

c. *Optional Benefits (p. 2):* Since the Charitable Giving Benefit is included as an "Optional Charge" in the fee table (*see* p. 6), please provide a brief discussion of this Benefit in this section.

3. Transaction Fees (p. 5)

a. *Surrender Charge:* Please remove the example from the fee table. This example may be included in a footnote to the fee table.

b. *Accelerated Death Benefit Charge:* The guaranteed charge is listed as "$200.00 in most states". If the charge may be higher in certain states, please disclose the maximum fee in the fee table. *See* item 3, instr. 1(f) of Form N-6.

4. Periodic Charges Other than Fund Operating Expenses (pp. 5-6)

a. *Administrative Expense Charge – Base Face Amount coverage only (p. 5):* Please replace the example with a representative charge. *See* item 3, instr. 3 (b) of Form N-6.

b. In footnotes 3 and 5 to the fee table, the phrase "Preferred Non-Tobacco" should not be capitalized as it is not a defined term. In addition, please clarify in the footnotes that this term refers to the subject's Underwriting Class (*e.g.*, by referring to it as an "underwriting risk," as was done in footnote 1 to the Transaction Fees table). Similarly, the term "Face Amount" in footnote 4 to the fee table is not a defined term and should not be capitalized.

c. *Accelerated Death Benefit Charge (pp. 5 (fn. 2), 18 and 32):*

i. Please clarify whether the 90-day Treasury yield refers to the current yield (as disclosed on page 5) or the yield on the date the application was approved (as described on page 18 and 32).

ii. Please clarify what the "the current maximum statutory adjustable policy loan interest rate" refers to.

d. *Asset-Based Risk Charges (p. 6):* The Asset-Based Risk Charges shown in the fee table do not match those listed for this charge at page 30 of the prospectus. Please advise or revise.

e. *Loan Account Crediting Rate (p. 6):* Please remove this item from the fee table as it is not a charge associated with owning the policy.

f. *Enhanced Cash Value Rider (p. 6):* Please move the premium based charge to the transaction fee section of the fee table. In addition, please remove the disclosure of the Enhanced Cash Value Rider Surrender Credit as it is not a contract charge.

5. Charitable Giving Benefit (p. 17)

At the end of the last sentence in this section, please add the phrase "of the Code."

6. No-Lapse Guarantee (p. 23)

a. Please specify whether the "NLG premium" described in this section may require an additional, or increased, premium payment under the Policy. If so, please specify the minimum premium required to meet the NLG premium requirement in the appropriate fee table. If it does not, please so state in this section.

b. In the first sentence of the third paragraph, please replace the first word ("While") with "If" for clarity.

7. The Fixed Account Options (p. 23)

Please explain briefly the differences (if any) between the Enhanced Fixed Account and Fixed Account options.

8. Premium Expense Charge (p. 29)

Please revise the first paragraph of this section for clarity, as follows:

a. The description of the tax portion of the charge in the second sentence of this section is confusing. Please revise this sentence to more clearly describe what is included in this charge.

b. The prospectus states that the Registrant may impose the premium tax charge in states which do not impose a premium tax. Please confirm supplementally that, as per your disclosure, you will assess a premium tax against policy owners even if no such tax is imposed by their state. Please explain supplementally what is done with this assessed charge. In addition, please clarify supplementally if this charge will reduce the premium tax imposed on other policy owners.

c. The next-to-last sentence in this paragraph appears to refer to the remaining amount after the entire Premium Expense Charge has been deducted, not just the tax portion of the charge. Therefore, for clarity, please move this sentence to the end of the paragraph.

9. Monthly Charge (p. 29)

It appears that both the Monthly Policy Fee and Administrative Expense Charge components of the Monthly Charge are intended to compensate the Registrant for administrative expenses. Please describe in more detail which administrative expenses are covered by which component. In addition, please confirm supplementally that the administrative expenses covered by each component are not duplicative.

10. Surrender Charges (p. 30)

This section states that Surrender charges (a) apply only to BFA decreases; and (b) never apply to partial withdrawals. However, in the "Partial Withdrawals" section at p. 19, the prospectus states that a partial withdrawal with Death Benefit Option A or Option C in effect may result in a BFA decrease. (That is, the partial withdrawal would be applied first to SFA layers of coverage, and then to BFA layers of coverage.) Therefore, it would appear that Surrender charges may, under certain circumstances, be levied as a result of a partial withdrawal. Please review and resolve this apparent inconsistency.

11. Loan Interest Charge (p. 32): The prospectus states "The current and guaranteed Loan Account interest rates do not vary for the ILVUL Accumulator."

a. This disclosure does not appear consistent with the fee table. Please advise or revise.

b. The contract being offered through this registration statement does not appear to be the ILVUL Accumulator. Please revise the prospectus accordingly. Please make this change throughout the prospectus (*e.g.*, p. 41).

12. Sale of the Policy (p. 37)

Please use the full name of the principal underwriter, as set forth in the Statement of Additional Information at p. B-3 ("TIAA-CREF Individual and Institutional Services, LLC") prior to abbreviating it to "TC Services."

13. Glossary ("Target Premium or Target") (p. 41)

Please confirm supplementally that the policy specifications page will clearly disclose the "Target 10" and "Target One" values. Please also revise the definition to state that these values can be found on the <u>policy specification page</u> of the policy.

14. Part C – Item 26

Except where permitted under Rule 483 of the Securities Act of 1933, please file actual rather than "form of" administrative contracts.

15. Signatures

As this registration statement is filed under the Investment Company Act of 1940 ("1940 Act") as well as the Securities Act of 1933, please include a reference to the 1940 Act in this section as required by Form N-6.

16. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Deborah D. Skeens
Senior Counsel
Office of Insurance Products